Mail Stop 0407

      							December 17, 2004

Via U.S. Mail and Fax
Mr. Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN  55343


	RE:	G&K Services, Inc.
      Form 10-K for the fiscal year ended July 3, 2004
		Filed September 16, 2004
		File No. 0-04063



Dear Mr. Wright:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please revise your filings to address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ending July 3, 2004

Note 1.  Summary of Significant Accounting Policies, page F-6

      Goodwill, Intangible and Long-Lived Assets, page F-7

1. Please expand your disclosure so that it is clear how you distinguish in your accounting between acquired customer contract intangible assets and acquired customer relationship intangible assets, and advise us. Refer to paragraphs A19 - A21 of SFAS 141 and paragraph 11 of EITF 02-17. Also, tell us if you account for each acquired customer contract as a separate intangible asset.

2. We note you amortize acquired customer contracts and related customer relationships over the terms of the respective agreements or estimated average life of the account, primarily 5 to 11 years. Disclose your amortization methodology for each asset type and advise us. If you are amortizing customer contracts or customer relationships on a straight-line basis, please justify this policy to us. Refer to the guidance in paragraph 12 of SFAS 142 and tell us how your amortization policy is consistent with the pattern in which economic benefits of the intangible assets are consumed or otherwise used up.

3. In regard to the above comments, we believe you should account for each acquired customer contract on an individual basis. This model would allow the company to use straight-line amortization over the expected life but would require that amounts pertaining to terminated contracts be written off at the time the contracts are terminated. The company could pool the contracts for bookkeeping purposes, but the expected life determination and the impairment analysis would need to be performed at the individual contract level.

4. If management believes the implementation of this model to be impracticable, we would not object to the company assigning each contract to a pool of sufficiently homogeneous contracts and the asset accounted for in the financial records would be the pool, not the contract. This method would require the use of an accelerated amortization method to reflect the greater revenue earning power during the earlier years of the pool`s life. The expected life determination and the impairment analysis would be performed at the pool level, and thus, no specific write-offs for terminated contracts would be necessary.

5. Similarly, it appears you should amortize for your customer relationship intangible assets using an accelerated method since the economic benefits to be realized from this asset will diminish over time as your relationships with customers terminate. Please revise your financial statements accordingly or advise us.




Note 2.  Acquisitions, page F-10

6. You are required, pursuant to paragraph 39 of SFAS 141, to record all acquired identifiable intangible assets at their respective fair values. Disclose and explain to us, in detail, why the majority of your purchase price for acquisitions consummated during the past three years and subsequent interim period has been assigned to goodwill. When responding to this comment, please refer to the list of identifiable intangible assets in paragraph A14 of SFAS 141 and explain to us why you do not apparently acquire any marketing related intangible assets, order or production backlog, licensing or royalty agreements, leases, contracts, or technology based intangible assets.

7. In addition, with respect to each acquisition explain to us its purpose and how management determined the amount of consideration paid was reasonable. Tell us the methodologies used by management to determine the amount of purchase consideration to pay for each acquired entity and the methodologies used to assign value to any acquired intangible assets.

8. Revise your disclosures to comply with paragraphs 51-53 of SFAS
141.


Note 3.  Goodwill and Intangible Assets, page F-10

9. Using the guidance in paragraphs 30-31 of SFAS 142, tell us how you determined your reporting units for purposes of performing your goodwill impairment test. Additionally, tell us how you have determined the amount of goodwill to be assigned to your separate reporting units.

10. Tell us in more detail how you performed the impairment test for
each of your reporting units at the date of adoption of SFAS 142
and
in 2004.   Your response should include a detailed discussion of
the
methodology used to determine the fair value of each of your reporting units, as well as a discussion of the key assumptions used in determining the fair value, such as cash flow projections and discount rates.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
942-1944 or Robert S. Littlepage, Accountant Branch Chief, at
(202)
942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. Jeffrey L. Wright
G&K Services, Inc.
December 17, 2004
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE